UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             OVERLAND STORAGE, INC.
                             ----------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    690310107
                           --------------------------
                                 (CUSIP Number)


                                October 30, 2006
                           --------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.: 690310107                                           Page 2 of 9 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          KINGDON CAPITAL MANAGEMENT, LLC
.................................................................................
2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only

.......... ......................................................................
4.        Citizenship or Place of Organization


          Delaware
.................................................................................
Number of             5.       Sole Voting Power                  655,100
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                0
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power             655,100
Person With           ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          655,100
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)


          5.1%
.......... ......................................................................
12.       Type of Reporting Person (See Instructions)


          OO; IA

                                  SCHEDULE 13G

CUSIP No.: 690310107                                           Page 3 of 9 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          MARK KINGDON
.................................................................................
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization


          United States of America
.................................................................................
Number of             5.       Sole Voting Power                  0
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                655,100
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power             0
Person With           ..........................................................
                      8.       Shared Dispositive Power           655,100
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          655,100
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)


          5.1%
.................................................................................
12.       Type of Reporting Person (See Instructions)


          HC

                                                               Page 4 of 9 Pages

Item 1(a).     Name of Issuer:

               Overland Storage, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               4820 Overland Avenue, San Diego, CA  92123.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Kingdon   Capital   Management,    LLC   ("Kingdon   Capital
               Management"); and

               ii) Mark Kingdon ("Mr. Kingdon").

               This Statement relates to Shares (as defined herein) held for the accounts of Kingdon Associates, L.P., a New York limited partnership ("Kingdon Associates"), M. Kingdon Offshore Ltd., a Cayman Islands exempted company ("Kingdon Offshore"), and Kingdon Family Partnership, L.P., a New York limited partnership ("Kingdon Family Partnership"). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mr. Kingdon is the managing member and president of Kingdon Capital Management.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Kingdon Capital Management and Mr. Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

Item 2(c).     Citizenship

               i) Kingdon Capital Management is a Delaware limited liability company; and

               ii) Mr. Kingdon is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value per share (the "Shares").

Item 2(e).     CUSIP Number:

               690310107

                                                               Page 5 of 9 Pages

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of November 6, 2006, each of Kingdon Capital Management and Mr. Kingdon may be deemed to beneficially own 655,100 Shares. This amount consists of: (A) 175,000 Shares held for the account of Kingdon Associates; (B) 453,400 Shares held for the account of Kingdon Offshore; and (C) 26,700 Shares held for the account of Kingdon Family Partnership.

Item 4(b)      Percent of Class:

               The number of Shares of which each of Kingdon Capital Management and Mr. Kingdon may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent proxy statement filed with the Securities and Exchange Commission, there were 12,851,883 Shares outstanding as of September 18, 2006).

Item 4(c)      Number of Shares of which such person has:

Kingdon Capital Management:
---------------------------

(i) Sole power to vote or direct the vote:                               655,100

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:                655,100

(iv) Shared power to dispose or direct the disposition of:                     0

Mr. Kingdon:
------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            655,100

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               655,100


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable

                                                               Page 6 of 9 Pages

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006              KINGDON CAPITAL MANAGEMENT, LLC


                                    By:    /s/ William Walsh
                                          --------------------------------------
                                    Name:   William Walsh
                                    Title:  Chief Financial Officer

Date: November 6, 2006              MARK KINGDON


                                    /s/ Mark Kingdon
                                    --------------------------------------------

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.             Joint Filing Agreement, dated November 6,  2006 by
               and among Kingdon Capital Management, LLC and Mark
               Kingdon...........................................          9

                                                               Page 9 of 9 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

               The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Overland Storage, Inc. dated as of November 6, 2006 is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 6, 2006              KINGDON CAPITAL MANAGEMENT, LLC


                                    By:    /s/ William Walsh
                                          --------------------------------------
                                    Name:   William Walsh
                                    Title:  Chief Financial Officer

Date: November 6, 2006              MARK KINGDON


                                     /s/ Mark Kingdon
                                    --------------------------------------------